
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
SEC            POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02)   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
               DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                         --------------------------------
                          UNITED STATES                           OMB APPROVAL
                                                         --------------------------------
               SECURITIES AND EXCHANGE COMMISSION        OMB Number:
                                                         --------------------------------
                     WASHINGTON, D.C. 20549              Expires:
                                                         --------------------------------
                                                         Estimated average burden hours
                                                         per response . . . . . 11
                                                         --------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------
CUSIP NO.   69357C107                       PAGE 2 OF 10 PAGES
-----------------------------------         ------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Tenor Opportunity Master Fund Ltd.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           0
                  --------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
  SHARES
BENEFICIALLY               4,794,772 shares issuable upon conversion of Senior
 OWNED BY                  Convertible Notes and Series A Preferred Stock
   EACH                    (See Item 5)
 REPORTING        --------------------------------------------------------------
PERSON WITH         9      SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,794,772 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock
                           (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,794,772 shares issuable upon conversion of Senior Convertible
            Notes and Series A Preferred Stock (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)

            7.2% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------
CUSIP NO.   69357C107                       PAGE 3 OF 10 PAGES
-----------------------------------         ------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Tenor Capital Management Co., L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           0
                  --------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
  SHARES
BENEFICIALLY               0
 OWNED BY         --------------------------------------------------------------
   EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                0
                  --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,794,772 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock
                           (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,794,772 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5)

            7.2% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------         ------------------------------------
CUSIP NO.   69357C107                       PAGE 4 OF 10 PAGES
-----------------------------------         ------------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robin R. Shah
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           0
                  --------------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
  SHARES
BENEFICIALLY               4,794,772 shares issuable upon conversion of Senior
 OWNED BY                  Convertible Notes and Series A Preferred Stock
   EACH                    (See Item 5)
 REPORTING        --------------------------------------------------------------
PERSON WITH         9      SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,794,772 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock
                           (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,794,772 shares issuable upon conversion of Senior Convertible
            Notes and Series A Preferred Stock (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 12, 2005 by Tenor Opportunity Master Fund Ltd., an exempted company organized under the laws of the Cayman Islands ("Tenor"), Tenor Capital Management Co., L.P., a Delaware limited partnership and Robin R. Shah (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Item 5 is hereby supplemented by the following:

     Pursuant to the Company's exchange offer, on March 17, 2006, each Reporting Person exchanged all of its 4.75% Convertible Subordinated Notes due 2006 for 11.0% Senior Notes due 2011, 10.0% Senior Convertible Notes due 2011 ("Senior Convertible Notes") and 9.0% Senior Series A Convertible Participating Preferred Stock ("Series A Preferred Stock") of the Company. As a result of this exchange each Reporting Person may be deemed to beneficially own and exercise shared voting and dispositive power over (i) principal amount of $1,982,400 of Senior Convertible Notes, which are convertible into 3,049,847 shares of Common Stock (assuming shareholder approval of an increase in the Company's authorized common stock) and (ii) 4,130 shares of Series A Preferred Stock, which are convertible into 1,744,925 shares of Common Stock.

     Based upon the Form 10-K filed by the Company on March 23, 2006, as of February 28, 2006, there were 62,112,307 shares of Common Stock outstanding. Therefore, each Reporting Person may be deemed to be the beneficial owner of securities representing 7.2% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Item 6 is hereby amended and restated in its entirety as follows:

              As of March 17, 2006, the Noteholders' Committee ceased to function. As a consequence, the group for purposes of Rule 13d-5(b) that may have been deemed to have been created thereby and by its activities ceased to exist.

              The Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

1.   Joint Filing Agreement dated March 24, 2006.

2.   Press release, dated March 20, 2006

                                   SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2006

TENOR OPPORTUNITY MASTER FUND, LTD.
By:  Tenor Opportunity Associates, LLC,
      its Investment Advisor



By:  /s/ Robin R. Shah
   -----------------------------
   Name:  Robin R. Shah
   Title: Member


TENOR CAPITAL MANAGEMENT CO., L.P.



By:  /s/ Robin R. Shah
   -----------------------------
   Name:  Robin R. Shah
   Title: Partner



By:  /s/ Robin R. Shah
   -----------------------------
   Name:  Robin R. Shah

                                  EXHIBIT INDEX

1.   Joint Filing Agreement dated March 24, 2006.

2.   Press release, dated March 20, 2006.

                                    EXHIBIT 1
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of March 24, 2006

TENOR OPPORTUNITY MASTER FUND, LTD.
By:  Tenor Opportunity Associates, LLC,
      its Investment Advisor



By:  /s/ Robin R. Shah
   -----------------------------
   Name:  Robin R. Shah
   Title: Member


TENOR CAPITAL MANAGEMENT CO., L.P.



By:  /s/ Robin R. Shah
   -----------------------------
   Name:  Robin R. Shah
   Title: Partner



By:  /s/ Robin R. Shah
   -----------------------------
   Name:  Robin R. Shah